Exhibit 99.1

Viomi Technology Co., Ltd Announces Preliminary First Half 2025 Financial

Expects Revenue to Grow Over 70% Year Over Year

GUANGZHOU, China, August 15, 2025 (GLOBE NEWSWIRE) -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced its preliminary, unaudited revenue for the first half of 2025.

Drawing from the Company’s preliminary, unaudited financial results and operational performance, Viomi currently expects to report total revenue exceeding RMB1.4 billion, representing a year-over-year increase of more than 70% from the first half of 2024. The anticipated increase is primarily driven by the rising sales for household water purification equipment, further supported by national subsidy policies. This growth also serves as a testament to the high degree of consumer recognition for the Company’s technological strength.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented, “In the first half of 2025, underpinned by disciplined execution and supportive government policies, we delivered robust revenue growth coupled with solid operational performance. Looking ahead, as public health consciousness continues to heighten and the adoption of household water purification systems accelerates, we believe this favorable industry dynamics will underpin our long-term, sustainable growth. Capitalizing on this momentum, we will continue to leverage our R&D capabilities to deliver innovative, high-quality solutions that address the evolving needs of our broader consumers base.”

The preliminary financial results presented in this announcement are based on the most current information available to the management of the Company. These results are unaudited and subject to the completion of the Company’s financial reporting processes, reviews, and audit, which could result in adjustments to the final numbers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the estimated revenue and income from operations from the Continuing Businesses, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Viomi Technology

Viomi’s mission is “AI for Better Water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com